Sao Paulo, March 25, 2003
                                                                    SUAC-1308/03



BOLSA DE VALORES DE SAO PAULO- BOVESPA
Sao Paulo



Dear Sirs,



We refer to the convening notice for the Extraordinary General Meeting of April 9, 2003, published today in the newspapers "Diario Oficial do Estado de Sao Paulo" and "Gazeta Mercantil", with respect to the incorporation proposal of the preferred shares issued by Banco Itau S.A. We wish to inform those holders of Banco Itau Holding Financeira S.A.'s shares acquired up to March 25, 2003, who may eventually wish to dissent from the said share incorporation, that they are assured of their right of withdrawal pursuant to Article 137 of Lei 6,404 date December 15, 1976.




Sincerely,

Banco Itau Holding Financeira S.A.
     (signed) Alfredo Egydio Setubal
     Investor Relations Director